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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 18)

                               V.F. Corporation
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   918204108
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                                 (CUSIP Number)


                               December 31, 1998
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


CUSIP No.  918204108                                         Page 1 of 4 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        M. Rust Sharp


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization               United States


    Number of Shares             5) Sole Voting Power              14,600+
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power        22,923,288*


                                 7) Sole Dispositive Power         14,600+



                                 8) Shared Dispositive Power   22,923,288*


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  22,937,888


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 19.1


   12)  Type of Reporting Person (See Instructions)                         IN


+ Includes currently exercisable options for 12,600 shares.

* Mr. Sharp is Co-Trustee with PNC Bank, National Association and
  William E. Pike with respect to these shares.
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ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1998:

(a) Amount Beneficially Owned:                                22,937,888 shares

(b) Percent of Class:                                                      19.1

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                      14,600+
      (ii) shared power to vote or to direct the vote                22,923,288*
     (iii) sole power to dispose or to direct the disposition of         14,600+
      (iv) shared power to dispose or to direct the disposition of   22,923,288*

+ Includes currently exercisable options for 12,600 shares.

* Mr. Sharp is Co-Trustee with PNC Bank, National Association and
  William E. Pike with respect to these shares.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 10, 1999
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         Date

         /s/ M. RUST SHARP
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         Signature - M. Rust Sharp